Exhibit 99.2

FOR IMMEDIATE RELEASE--JULY 26, 1999

Contact: Kevin Brannon
         Frederick Brewing Co.
         (301) 694-7899 x 100

                          FREDERICK BREWING CO., SNYDER
                         INTERNATIONAL EXTEND AGREEMENT

FREDERICK, MD--Frederick Brewing Co. (OTC:BLUE) today announced that it its board of directors had agreed to extend, until August 8, 1999 by two weeks a previous agreement giving Snyder International Brewing Group, LLC ("SIBG") the exclusive right to negotiate a transaction whereby SIBG would purchase a majority interest in the Maryland brewer.

According to Frederick's chief executive officer, Kevin Brannon, the companies have "made good progress toward completing their due diligence investigations and negotiating the terms of the various agreements necessary to making the deal happen but a lot of work has yet to be done and substantial issues have yet to be resolved." Brannon also said that SIBG had agreed to make a cash payment in consideration of the extension. If the deal closes, the payment will be credited to the purchase price, otherwise it will be retained by Frederick.

C. David Snyder, SIBG's chairman, said "We are pleased with the progress we have made so far and with the cooperation we have received from Frederick's creditors and management. There is much left to clarify and negotiate but I believe we are moving forward at a good rate."

On June 30th Frederick announced that it had given SIBG the exclusive right to negotiate a strategic alliance that would call for SIBG to invest a substantial amount of cash in the company in exchange for newly-issued shares constituting a majority of the stock outstanding. SIBG would arrange to re-finance Frederick's bank debt on more favorable terms and would purchase the brewery building from its current owners. If the transaction is completed, Frederick's brewery might contract brew 5,000 to 35,000 barrels per year of SIBG's brands, beginning as soon as possible.
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Privately-held SIBG is based in Cleveland, Ohio and, since entering the beer business in August of 1998, has acquired two Ohio breweries and several brands which together are projected to ship as much as 70,000 barrels in 1999. Its brands include Crooked River, Little Kings, Hudy Delight and Christian Moerlein. Its strategy is to consolidate companies and brands in all segments of the domestic beer industry.


Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, the Company's financial condition and liquidity, the requirement that third parties, including the Company's creditors, must approve, consent to or otherwise cooperate as a condition to closing the contemplated transactions, the lack of audited financial statements for SIBG, SIBG's brief operating history, the potential difficulties inherent in shifting and coordinating production among various facilities, probable management changes, the effects of competition; the failure of the Company and SIBG to enter into definitive agreements; the inability of the Company or SIBG to satisfy any closing conditions contained in such agreements or otherwise fail to complete the transactions contemplated by such agreements; and other risks detailed in the Company's SEC filings. Actual results may differ materially from the forward-looking information set out above.